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                                                               Exhibit 99.(A)(4)

                                  NEWS RELEASE


                                         Contacts:

                                         Joseph P. Fargnoli
                                         Renaissance Worldwide, Inc.
                                         (781) 290-3009
                                         jfargnoli@rens.com

                                         Lori Abe
                                         Aquent, Inc.
                                         617-535-4580
                                         labe@aquent.com
                                         ---------------



 RENAISSANCE WORLDWIDE SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY AQUENT AND
                          TERMINATES MANAGEMENT BUYOUT

     WALTHAM, MASS. - October 5, 2001 - Renaissance Worldwide, Inc. (Nasdaq:
REGI) announced today that it has entered into a definitive merger agreement with Aquent, Inc., a privately held staffing company for creative professionals, pursuant to which Aquent has agreed to purchase all of the shares of Renaissance's outstanding common stock for $2.00 per share. The transaction is subject to approval by a majority of the holders of Renaissance common stock, consummation of Aquent's financing commitment, receipt of any necessary governmental approvals and other customary closing conditions. Aquent was the unidentified party that submitted the unsolicited proposal previously announced by the Special Committee of the Renaissance Board of Directors.

     Before entering into the agreement with Aquent, Renaissance terminated its merger agreement with G. Drew Conway, its chairman and chief executive officer, pursuant to which Mr. Conway would have purchased all of the shares of Renaissance common stock he does not own for $1.65 per share.

     The Company intends to mail a proxy statement seeking stockholder approval for the transaction as soon as it receives clearance from the Securities and Exchange Commission.

ABOUT RENAISSANCE

     Headquartered in Waltham, Massachusetts, Renaissance Worldwide is a $300M consulting firm that provides business-focused IT solutions by the person, team or project. Renaissance focuses on helping its clients plan, develop, and manage their IT initiatives. Renaissance's strength is its national network of 28 offices with dedicated account teams and consultants, that focus on select clients, technologies, and industries. Renaissance delivers
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services to Fortune 2000, middle-market and public sector clients using its proven Concept-to-Completion(R) delivery model. For 15 years, Renaissance has consistently been rated a top-tier supplier. We invite you to discover why. Visit Renaissance on the Web at http://www.rens.com.

ABOUT AQUENT

     Aquent, Inc. (www.aquent.com), a privately-held Massachusetts corporation, is the world's largest talent agency for creative and Web professionals. In its fifteen-year history, Aquent has made more than 200,000 matches of professionals with client companies worldwide. The company specializes in Web and graphic designers, developers, production artists, copywriters, illustrators, project managers and desktop support staff, for both contract and permanent assignments. Headquartered in Boston, Massachusetts, Aquent leverages both the Internet and a network of 58 offices in 12 countries to provide freelance design professionals access to work, professional training and insurance, retirement, and cash-flow management benefits similar to those enjoyed by traditional workers. Aquent is the official talent agency of the American Institute of Graphic Arts and the Preferred Talent Source for Adobe products.

     This press release contains forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements, including revenue deterioration, lack of profitability, and potential delisting, as well as the factors discussed in Renaissance's Annual Report of Form 10-K, filed on March 16, 2001, and Renaissance's other filings with the Securities and Exchange Commission. Renaissance, Renaissance Worldwide and Concept-to-Completion(R) are trademarks of Renaissance Worldwide, Inc.